The Dreyfus Premier Third Century Fund, Inc.
Statement of Investments
August 31, 2005 (Unaudited)

Common Stocks--98.6%	Shares	Value($)
Basic Industries--4.1%		
Air Products & Chemicals	132,500	7,340,500
Marriott International, Cl. A	152500a	9,639,525
		16,980,025
Capital Goods--8.8%		
Danaher	218,500	11,702,860
Emerson Electric	105,900	7,124,952
Microchip Technology	94,500	2,940,840
Rockwell Automation	108,000	5,620,320
Tyco International	326,000	9,072,580
		36,461,552
Construction & Housing--1.6%		
3M	90,700	**6,453,305**
Consumer Durables--2.1%		
Coach	268100b	**8,898,239**
Consumer Non-Durables--8.4%		
Chico's FAS	235200b	8,163,792
PepsiCo	233,900	12,829,415
Procter & Gamble	253,700	14,075,276
		35,068,483
Consumer Services--12.0%		
Advance Auto Parts	138200b	8,420,526
CVS	354,600	10,414,602
Walt Disney	281,900	7,101,061
Home Depot	219,500	8,850,240
News, Cl. B	370000a	6,323,300
Target	163,700	8,798,875
		49,908,604
Consumer Staples--1.4%		
Estee Lauder Cos., Cl. A	141,800	**5,727,302**
Electronic Components And Instruments--5.0%		
Altera	259400b	5,673,078
Cognos	131000b	4,730,410
EMC	819600b	10,540,056
		20,943,544
Energy--3.7%		
Anadarko Petroleum	93,600	8,505,432
Weatherford International	101600b	6,879,336
		15,384,768
Financial Services--8.9%		
American Express	128,200	7,081,768
Capital One Financial	80,000	6,579,200
Goldman Sachs Group	72,700	8,082,786
JPMorgan Chase & Co.	195,000	6,608,550
Radian Group	168,000	8,598,240
		36,950,544
Health Care--19.7%		
Alcon	85,700	10,116,885
Amgen	60300b	4,817,970

Fisher Scientific International	176500b	11,380,720
Genentech	41200b	3,870,328
Genzyme	178200b	12,682,494
Johnson & Johnson	337,100	21,368,769
Novartis, ADR	89,000	4,338,750
Sanofi-Synthelabo, ADR	98,900	4,228,964
WellPoint	124000b	9,207,000
		82,011,880

Railroads--1.5%

Burlington Northern Santa Fe	116,400	**6,171,528**

Technology--20.4%

Cisco Systems	495,600b	8,732,472
Cognizant Technology Solutions, Cl. A	92,600b	4,216,078
Dell	369,400b	13,150,640
International Business Machines	89,000	7,175,180
Microsoft	366,000	10,028,400
Motorola	482,200	10,550,536
National Semiconductor	215,000	5,359,950
Oracle	441,600b	5,727,552
Texas Instruments	278,500	9,101,380
VeriSign	148,000b	3,226,400
Yahoo!	221,500b	7,384,810
		84,653,398

Telecommunications--1.0%

QUALCOMM	109,100	**4,332,361**

Total Common Stocks

(cost $363,465,818)		**409,945,533**

Short Term Investments--0.6%	Principal Amount($)	Value($)
Certificates of Deposit--.0%		
Self Help Credit Union		
2.95%, 9/13/2005	100,000	**100,000**
U.S. Treasury Bills--.6%		
3.25%, 9/29/2005	2,539,000	**2,532,500**
Total Short-Term Investments		
(cost $2,632,582)	2,639,000	**2,632,500**

Investment Of Cash Collateral for Securities Loaned--1.3%	Shares	Value($)
Registered Investment Company:		
Dreyfus Institutional Cash Advantage Plus Fund		
(cost $5,396,000)	5,396,000c	**5,396,000**

Total Investments (cost $371,394,400)	**100.5%**	**417,974,033**
Liabilities, Less Cash and Receivables	**(.5%)**	**(2,197,459)**
Net Assets	**100.0%**	**415,776,574**

ADR-American Depository Receipts

a All or a portion of these securities are on loan. At August 31,2005, the total market value of the fund's securities
*   on loan is $5,157,440 and the total market value of the collateral held by the fund is $5,396,000.*
b   Non-income producing
c Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference
to the annual and semi-annual reports previously filed with the Securities and Exchange Commission
on Form N-CSR.